Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three and Nine Months ended March 31, 2007 and 2006
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended March 31, 2007

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation (formerly Noble House Entertainment Inc.) for the three and nine months ended March 31, 2007 and 2006 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for March 31, 2007 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Balance Sheets
(Canadian Dollars)

		March 31,	June 30
	Note	2007	2006
		(Unaudited)	(Audited)
Assets
Current
Bank		$1,868,572	$1,861,545
Treasury bills		-	279,125
Accounts receivable and prepayments	3	380,136	361,931
Deferred stock based compensation	4	-	113,999
		2,248,708	2,616,600
Investment in film and television programs	5	25,000	25,000

		$2,273,708	$2,641,600
Liabilities
Current
Accounts payable and accrued liabilities	6	$114,381	$112,473
Advances from shareholders	7	-	4,346
		114,381	116,819
Shareholders' Equity
Capital stock	8	1,586,599	2,255,394
Contributed surplus	4	293,370	20,391
Warrants	9	6,215,747	5,729,352
Deficit		(5,936,389)	(5,480,356)
		2,159,327	2,524,781
		$2,273,708	$2,641,600
Related Party Transactions (Note 11)
Commitments and contingencies (Note 12)

Approved by the Board ”/s/Gregg Goldstein” Director                   ”/s/ J. Stephen Wilson” Director
                                             (signed)                                                    (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

1

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Unaudited Consolidated Statements of Operations
(Canadian Dollars)

		Three	Nine	Three	Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		March 31,	March 31,	March 31,	March 31,
	Note	2007	2007	2006	2006
Revenue
Interest income		$15,682	$56,434	$-	$-
Distribution income		-	-	-	7,052
Total Revenue		$15,682	$56,434	$-	$7,052

Expenses
Stock based compensation	4	136,179	204,578	57,001	57,001
Professional fees		51,258	92,256	2,544	11,315
Consulting		30,000	123,678	43,019	142,489
Office and general		11,926	72,093	13,266	30,517
Foreign exchange (gain)/loss		7,886	(9,820)	11,051	11,051
Shareholder information		7,491	24,624	1,719	7,034
Bank charges and interest		207	1,312	249	649
Promotion		-	3,746	10,543	12,015
Amortization of investment in film	5	-	-	5,000	15,000
and television programs
		244,947	512,467	144,392	287,071
Net loss for the period		$(229,265)	$(456,033)	$(144,392)	$(280,019)
Net loss per share - basic and diluted	10	$(0.02)	$(0.03)	$(0.02)	$(0.03)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2007	2007	2006	2006
Cash flows from operating activities
Net loss for the period	$(229,265)	$(456,033)	$(144,392)	$(280,019)

Items not affecting cash
Stock based compensation	136,179	204,578	57,001	57,001
Amortization of investment in film	-	-	5,000	15,000
and televison programs
Cash effect of changes in:
Accounts receivable and prepayments	37,308	(18,205)	839	(26,927)
Accounts payable and accrued liabilities	13,049	(2,438)	107,788	128,812
	(42,729)	(272,098)	26,236	(106,133)
Cash flows from investing activities
Investment in treasury bills	-	279,125	-	-
	-	279,125	-	-

Cash flows from financing activities
Common shares issued	-	-	1,055,160	1,055,160
Net advances from shareholders	-	-	74,847	211,470
Note payable	-	-	-	-
Shares cashed-out	-	-	-	-
Warrants exercised	-	-	-	-
		-	1,130,007	1,266,630
Increase in cash	(42,729)	7,027	1,156,243	1,160,497
Cash, beginning of period	1,911,301	1,861,545	5,883	1,629
Cash, end of period	$1,868,572	$1,868,572	$1,162,126	$1,162,126

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three and Nine Months Ended March 31, 2007

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance June 30, 2005	8,134,544	$4,815,672	$-	$20,391	$(4,798,259)	$37,804
Issued under private placements	5,467,200	3,124,622		-	-	3,124,622
Shares issued under private placement subsequently canceled and subscription refunded	(80,000)	(44,112)		-		(44,112)
Finder's fee		(139,436)				(139,436)
Issued under 2006 consultant stock compensation plan	1,000,000	228,000		-	-	228,000
Valuation of warrants previously issued upon changes in their terms during year	-	(2,094,580)	2,094,580		-	-
Valuation of warrants issued under private placements	-	(3,634,772)	3,634,772		-	-
Net loss	-	-		-	(682,097)	(682,097)
Balance June 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,480,356)	$2,524,781
Net loss for the period	-	$-	$-	$-	$(185,061)	$(185,061)
Balance September 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,665,417)	$2,339,720
Cancellation of shares	(800,000)	$(182,400)		$136,800		(45,600)
Net loss for the period	-	-	-	-	(41,707)	(41,707)
Balance December 31, 2006	13,721,744	$2,072,994	$5,729,352	$157,191	$(5,707,124)	$2,252,413
Valuation of warrants previously issued upon changes in their terms during year	-	$(486,395)	$486,395	$-		$-
Compensation expense for stock options issued	-	-		136,179	-	136,179
Net loss for the period	-	-	-	-	(229,265)	(229,265)
Balance March 31, 2007	13,721,744	$1,586,599	$6,215,747	$293,370	$(5,936,389)	$2,159,327

The accompanying notes form an integral part of these unaudited consolidated financial statements.

1

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

1.  NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2. SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2006.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2007 and the results of operations and equity and cash flows for the three and nine month periods ended March 31, 2007. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

3.  ACCOUNTS RECEIVABLE AND PREPAYMENTS

			March 31,	June 30
			2007	2006
			(Unaudited)	(Audited)
Due from Production companies	(a	)	$353,280	$341,213
Taxes recoverable			9,855	13,782
Deposits and prepayments	(b	)	17,001	6,936
			$380,136	$361,931

(a)
Represents funds advanced to multiple production companies, owned by a former officer and director of the Company and a former executive of the Company’s subsidiary. The Company and its wholly owned subsidiary have entered into various agreements to provide financing, license scripts and screen plays and handle global distribution for these entities. These funds are provided to the production companies and are repayable at various interest rates and are generally due on demand.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

(b)
The Company paid an advance of US $ 7,500 in October 2005 to a law firm to defend itself against a legal action initiated by an individual in Florida. The lawyer firm filed a motion to dismiss the case against the company in October 2005. This case was dismissed in April 2007. The balance of the advance after accounting for the legal costs charged up to March 31, 2007 was previously held against future legal costs if any in the matter and is included in deposits and prepayments.

4.  DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of 1,000,000 shares issued under the Company’s 2006 Consultant Stock Compensation Plan for services that were to be performed by three consultants through December 31, 2006. On March 6, 2006, the board of directors of the Company authorized the issuance, including 100,000 shares issued to the former director and Chief Financial Officer for his services under a consulting contract. At the time of the issuance, the shares were valued at fair market value of $228,000, and this amount was to be amortized on a straight line basis over the 12 months ended December 31, 2006.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to a lack of performance of duties. The Company recorded a reduction in share capital related to the cancellation of shares of $182,400, and an increase in contributed surplus of previously amortized charges of $136,800. It continued to record the amortization of the remaining fair value of the other 200,000 shares of $11,399 during the period. For the nine month period ended March 31, 2007, the cumulative amortization was $68,399. In the three and nine month period ended March 31, 2006, the cumulative amortization was $57,001.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

5.	INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Theatrical films		Total	Theatrical films		Total
	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
	As at March 31,			As at June 30,
	2007			2006
	(Unaudited)			(Audited)
Balance at beginning	$25,000	$-	$25,000	$172,500	$60,000	$232,500
Acquisitions during period	-	-	-	-	-	-
Amortization	-	-	-	(147,500)	(60,000)	(207,500)
Balance at end of period	$25,000	$-	$25,000	$25,000	$-	$25,000

As at June 30, 2006, management concluded that its short term business plan would not include development of any of the scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2006 and again at March 31, 2007 and concluded that no further amortization was required to the carrying value of this script.

The carrying value of the distribution contract was fully written off since management’s review at June 30, 2006 concluded that no further revenue was expected without incurring significant costs which management was not prepared to do.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		March 31,	June 30,
		2007	2006
		(Unaudited)	(Audited)
Accounts payable	(a)	81,841	16,821
Accrual	(b)	-	63,112
Production advances	(c)	32,540	32,540
		$114,381	$112,473

a)
As at March 31, 2007, all accounts payable were regular trade payables incurred in the normal course of business, primarily for legal fees rendered during the period. As at June 30, 2006, $1,562 was due to a corporate shareholder, Current Capital Corp., which is owned by one of the former directors of the Company, and $3,610 was due to the Chief Executive Officer for reimbursable travel expenses.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

b)
Accruals at June 30, 2006 include $44,112 representing a subscription received from an individual who originally participated in the private placement but later proved ineligible to participate. Hence his subscription was refunded and shares issued to him were cancelled in the period ended September 30, 2006. (See also Note 8(b)(ii)).

c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the Company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2006 - $26,540)

7.	ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are unsecured, non-interest bearing and are payable on demand. All amounts owing were forgiven in the three months ended December 31, 2006.

8.	CAPITAL STOCK

a) Authorized: Unlimited number of common shares

b)  Issued:

		March 31, 2007		June 30, 2006
		(Unaudited)		(Audited)
		Common		Common
		Shares	Amount	Shares	Amount

Beginning of year		14,521,744	$ 2,255,394	8,134,544	$ 4,815,672
Issued (cancelled) under 2006 Consultant stock compensation plan	(i)	(800,000)	(182,400)	1,000,000	228,000
Issued under a private placement	(ii)	-	-	5,467,200	3,124,622
Shares issued under private placement being canceled subsequently	Note 6(b)	-	-	(80,000)	(44,112)
Expenses relating to private palcement	(ii)		-		(139,436)
Warrants (note 9)			(486,395)		(5,729,352)

		13,721,744	$ 1,586,599	14,521,744	$ 2,255,394

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

8.    CAPITAL STOCK - continued

(i)  On February 20, 2006, the Company filed for registration with the United States Securities and Exchange Commission, two Plans - (a) 2006 stock option plan for 1 million options and (b) 2006 Consultant stock compensation plan for 1 million common shares.

On March 6, 2006, the board of directors of the Company allotted 1 million shares under the 2006 Consultant stock compensation plan to three consultants for services during the year ending December 31, 2006. The shares were valued at fair market value on the date of allotment which was US$0.20 per share. See Note 4 for further details. On December 15, 2006, 800,000 shares were cancelled due to non-performance of duties by one of the consultants granted shares.

On February 9, 2007, 1,000,000 options were granted to management by the board of directors. The options granted were issued at a strike price of US$0.15 per share, expired on February 9, 2012 and were fully vested. On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000. The board of directors of the Company has full discretion to decide the option price and vesting periods. The options are convertible into an equal number of common shares of the Company.

As a result of the granting of the options described above, the fair value of these options has been estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                                   4.5%
Expected dividend                                        nil
Expected volatility                                                 146%
Expected life                 1826 days
Market price       US$0.15

The amount of $136,179 has been accounted for as a stock compensation expense in the three months ended March 31, 2007. None of the options were exercised or expired as at March 31, 2007.

(ii)  On March 6, 2006, the board of directors of the Company approved a private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.65. The conversion price was reduced to US$0.50 by a Board resolution dated June 21, 2006.

The private placement was closed on April 15, 2006. 2,387,200 units were subscribed and paid for resulting in issuance of 2,387,200 common shares and 1,193,600 whole warrants.

The company paid a finders fee of $139,436 at the rate of 10% of the proceeds from the private placement to Current Capital Corp., a related shareholder corporation owned by one of the former directors of the Company.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

8.  CAPITAL STOCK - continued

On April 24, 2006, the board of directors of the Company approved another private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.50.

This private placement was closed on June 27, 2006. 3,080,000 units were subscribed and paid for resulting in issuance of 3,000,000 common shares and 1,500,000 whole warrants. Subscription funds received in respect of 80,000 units were returned subsequently as explained in Note 6(b).

The shares issued under the above private placements are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

9.  WARRANTS

		As at March 31,		As at June 30,
		2007		2006
		(Unaudited)
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year		6,193,600	$ 5,729,352	3,500,000	$ -
Issued previously being revalued	(a)	-	486,395	-	2,094,580
Isuued with private placement closed on April 15,2006	(b)	-	-	1,193,600	1,150,081
Isuued with private placement closed on June 27, 2006	(c)	-	-	1,500,000	2,484,691
Issued and outstanding at end of year	(d)	6,193,600	$ 6,215,747	6,193,600	$ 5,729,352

a)
On November 30, 2004, the Company issued 3.5 million warrants to a production house, in which a former director and officer of the Company holds controlling interest, in settlement of the value of acquisition of certain theatrical film properties. These warrants are convertible into an equal number of common shares of the Company. The conversion price was $1 per warrant and conversion expiry date was November 30, 2006.

On January 18, 2006, the conversion price of the above warrants was reduced to US$0.50 per warrant and the expiry date was extended to November 30, 2008 by the board of directors of the Company.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

9.  WARRANTS, continued

As a result of changes in terms of the warrants issued, the fair value of these warrants has been estimated, on January 18, 2006, the date of the changes, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                                 5%
Expected dividend                                      nil
Expected volatility                                      128%
Expected life                                              1047 days
Market price                                               US$0.66

The amount of $2,094,240 has been accounted for as a reduction of the value of the shares issued. None of the warrants were exercised or expired as at March 31, 2007 (June 30, 2006 - none).

(b) The company issued 1,193,600 warrants under a 2006 private placement as explained in Note 9(b) (ii). These warrants are convertible into an equal number of common shares at an exercise price of US$0.50 per warrant and expiry within two years of their issue. None of the warrants were exercised or expired as at March 31, 2007 (June 30, 2006 - none).

The fair value of these warrants on April 15, 2006, the closing date for the private placement, has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                                     5%
Expected dividend                                          nil
Expected volatility                                          330%
Expected life                                                 731 days
Market price                                                  US$0.85

The amount of $1,150,081 has been accounted for as a reduction of the value of the shares issued.

(c) The company issued 1,500,000 warrants under another 2006 private placement as explained in Note 8(b) (ii). These warrants are convertible into equal number of common shares at an exercise price of US$0.50 per warrant and expire within two years of their issue. None of the warrants were exercised or expired as at December 31, 2006 (June 30, 2006 - none).

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

9.  WARRANTS, continued

The fair value of these warrants, on June 27, 2006, the closing date for this private placement has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                                         5%
Expected dividend                                              nil
Expected volatility                                              203%
Expected life                                                     731 days
Market price                                                      US$1.60

The amount of $2,484,691 has been accounted for as a reduction of the value of the shares issued.

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

(d) On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company. The fair value of these warrants on February 27, 2007, the date of these changes, has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                                         4.5%
Expected dividend                                              nil
Expected volatility                                             145%
Expected life                                                     1007 days
Market price                                                      US$0.10

The amount of $486,395 has been accounted for as a reduction of the value of the shares issued.

(e) The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

10. LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month and nine month period ended March 31, 2007, which were 13,721,744 shares and 14,210,633 respectively. (Three and nine months ended March 31, 2006 - 8,467,877 and 9,134,544 respectively).

The Company had approximately 6.2 million share purchase warrants issued and outstanding as at March 31, 2007. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

11. RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and nine months ended March 31, 2007 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees in the three months ended March 31, 2007 include $30,000 paid to the Chief Financial Officer for services rendered during the period. Consulting fees in the nine months ended March 31, 2007 include $50,000 paid to the Chief Financial Officer for services rendered during the period and $40,000 of fees paid to a former director and officer for various services (nine months ended March 31, 2006 - $55, 345).

b)
Current Capital Corp., a shareholder corporation where former directors of the Company serve as consultants and owned by one of the former directors charged approximately $nil for the premises rent, telephone and other office expenses in the three and nine months ended March 31, 2007 (three months ended March 31, 2006 - $961; nine months ended March 31, 2006 - $2,800).

c)
Rent of $nil was charged in the three and nine months ended March 31, 2007 for premises owned by a former director and officer of the Company (three months ended March 31, 2006 - $3,900; nine months ended March 31, 2007 - $12,105).

12. COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

b)
On March 6, 2006, the board of directors of the Company agreed to give an option to a corporate shareholder to subscribe, at its sole discretion, up to US$1.25 million in a private placement involving issuance of Units to be priced at US$0.50 per Unit. Each such Unit will comprise one common share of the company and one half warrant. One whole warrant is convertible into one common share at a conversion price of US$0.65 per warrant within two years of its issuance. The proceeds of this private placement will have to be spent on film projects at the discretion of the shareholder.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

13. SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2006 audited financial statements. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended March 31, 2007 and 2006.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

March 31,	2007 (Unaudited)				2006 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	(22,008)	(22,008)	(27,008)	(71,024)
Total assets	25,000	-	353,280	378,280	172,500	22,857	45,000	240,357
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from Reportable segments				$-				$-
Other				15,682				-
				$15,682				$-
Net Loss
Total losses from Reportable segments				$-				$(71,024)
Other				(229,365)				(73,368)
				$(229,365)				$(144,392)
Assets
Total assets used for Reportable segments				$378,280				$240,357
Other				1,895,428				1,343,179
				$2,273,708				$1,583,536
Liabilities
Total liabilities of the Reportable segments				$32,540				$32,540
Other				81,841				510,051
				$114,381				$542,591

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2007 and 2006

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There were no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2006.

15.  PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.